UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003.

               Northgate Exploration Limited
(Translation of registrant's name into English)

2050 - 1055 West Georgia Street
Vancouver, British Columbia
                                                     Canada V6E 3R5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: October 30, 2003.
(signed)
Jon Douglas
Chief Financial Officer

News Release NORTHGATE EXPLORATION LIMITED Stock Symbols: TSX: NGX, AMEX: NXG Website: www.northgateexploration.ca

NORTHGATE REPORTS RECORD QUARTERLY NET INCOME OF $7 MILLION

VANCOUVER, October 30, 2003 (All figures in US dollars except where noted) - Northgate Exploration Limited (TSX: NGX, AMEX: NXG) today reported cash flow from operations before changes in working capital of $14,697,000 or $0.07 per common share (fully diluted) for the three months ended September 30, 2003, from record production of 84,132 ounces of gold and 17.3 million pounds of copper. Net earnings for the quarter were $7,050,000 or $0.04 per common share.

2003 Third Quarter Highlights

  Record cash flow from operations of $14.7 million and net earnings of $7.1 million.

  Kemess produced a record 84,132 ounces of gold in the third quarter at a cash cost of $201 per ounce net of by-product credits using the Company's full absorption method ($151 per ounce - Gold Institute method)

  Quarterly production records were established for mill throughput at 54,269 tonnes/day and mine output at 144,000 tonnes/day.

  The Kemess mill achieved record quarterly availability of 93% as a result of continued optimization maintenance practices and operating procedures.

  Kemess North Pre-feasibility study was completed outlining a mineable resource containing 4 million ounces of gold and 1.4 billion pounds of copper that would extend operations in the Kemess Camp until 2019.

Ken Stowe, President and CEO, stated, "I am delighted to report that our strong operating results, combined with buoyant prices for gold and copper, produced substantial cash flow and net income for Northgate's shareholders in the third quarter of 2003. In the fourth quarter, we now expect to produce 77,000 ounces of gold and over 21 million pounds of copper which would bring our annual 2003 production to a record 292,000 ounces of gold and 75 million pounds of copper. We anticipate continued improvements in gold and copper prices, the impact of which will be reflected in higher cash flow and a lower cash cost for gold in the fourth quarter."

OPERATING RESULTS

Management's Discussion and Analysis

Northgate reported cash flow from operations (before changes in working capital) of $14,697,000 in the third quarter of 2003 compared with cash flow of $5,394,000 during the same period last year. Net earnings for the quarter were $7,050,000 or $0.04 per common share compared with a net earnings of $977,000 or $0.01 per common share during the same period last year.

Northgate's total revenues for the third quarter were $38,261,000 compared with $27,970,000 for the corresponding period in 2002. The increase in revenue during the current quarter resulted from a 15,000-ounce increase in gold production and higher realized prices for gold and copper. The average metal prices received on sales in the third quarter of 2003 were approximately $363 per ounce of gold and $0.80 per pound of copper compared with $314 per ounce and $0.69 per pound last year.

Total operating expenses in the third quarter of 2003 were $20,220,000, only 9% higher than the corresponding period last year even though mine production increased 36% and mill throughput increased 7%. Cash costs in the third quarter of 2003 were $201 per ounce, slightly lower than the $209 per ounce recorded in the comparable quarter in the previous year but significantly improved over the $252 per ounce figure in the first half of 2003. The decline in cash cost in the third quarter was primarily attributable to substantially higher gold production but higher copper prices also had a positive effect.

Net interest expense declined slightly to $1,139,000 for the three months ended September 30, 2003 from $1,152,000 during the corresponding period in 2002.

Administrative and general expenses were $863,000 in the quarter compared with $326,000 in the corresponding period of 2002. The increase was the result of certain non-recurring legal expenses.

Depreciation expenses in the third quarter were $7,363,000 compared with $4,379,000 in the corresponding period of 2002. Depreciation charges were unusually low in the third quarter of 2002 because the Kemess mill processed a substantial quantity of stockpiled supergene ore that had been depreciated as it was mined from the Kemess South open pit in earlier quarters of 2002. In the third quarter of 2003, more than 60% of the supergene ore processed in the mill was mined from the pit during the quarter.

Capital expenditures during the third quarter of 2003 totaled $5,206,000 compared with $5,958,000 in the third quarter of last year. Ongoing construction of the tailings impoundment facility represented the majority of these expenditures with the balance of approximately $1.25 million related to the Kemess North feasibility study.

OPERATIONS

Kemess South Mine

The Kemess South mine produced a record 84,132 ounces of gold and 17.3 million pounds of copper during the third quarter of this year compared to 69,196 ounces of gold and 16.9 million pounds of copper in the third quarter of 2002. Gold metal production was higher than in the previous quarters of 2003 due to the higher grade supergene and transition ore that was milled for a two month period during the quarter.

The Kemess mill processed a record volume of ore during the quarter as a result of record mill availability of 93%, the newly installed expert system and milling six weeks of softer supergene ore that can be processed at a higher rate. Although the average recoveries of gold and copper during the quarter were lower than previous quarters of 2003 due to the lower recoveries inherent in supergene ore, actual recoveries were substantially higher during this year's campaign than they were last year due to improvements implemented in the flotation circuit in the first half of 2003 and improved operating procedures.

The following table provides a summary of operations for the third quarter and the first nine months of 2003, compared with the comparable periods in 2002.

(100% of production basis)	3Q 03	3Q 02	9M 03	9M 02

Tonnes mined (ore plus waste)	13,252,555	9,857,346	39,392,302	31,334,112
Tonnes milled (ore)	4,992,739	4,625,410	14,048,513	12,818,269
Average mill operating rate (tpd)	54,269	50,276	51,460	46,953

Gold grade (gmt)	0.807	0.709	0.689	0.722
Copper grade (%)	0.207	0.225	0.214	0.236

Gold recovery (%)	65	66	69	69
Copper recovery (%)	76	74	82	79

Gold production (ounces)	84,132	69,196	215,365	204,748
Copper production (000's pounds)	17,346	16,869	54,012	52,636

Cash Cost ($/ounce)
Full absorption method	201	209	232	208
Gold Institute method	151	179	209	185

In the third quarter of 2003, Kemess recorded four lost time incidents. Although none of these incidents required significant absences from work, these results are clearly disappointing following the stellar safety performance in 2002. Management has initiated a return to basics safety program, which focuses on personal safety awareness and the "Five Point Safety System".

KEMESS NORTH FEASIBILITY UPDATE

The Kemess North feasibility study is well underway and field work, including geotechnical and condemnation drilling and various environmental studies, has been completed on schedule prior to the onset of winter. In the next phase of the feasibility study, the project team will be focusing on detailed engineering design and capital costs estimates and design and optimization of the Kemess North open pit. The feasibility study is on schedule to be completed in the first quarter of 2004.

Third Quarter Conference Call
You are invited to participate in Northgate's live conference call reviewing its 2003 third quarter financial and operating results on Friday, October 31, 2003 at 10:00 a.m. ET. The earnings news release and presentation package will be available the morning of October 31 on Northgate's web site at www.northgateexploration.ca under the Press Releases and Investor Info - Presentations pages, respectively.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Kenneth Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Teleconference:
You may participate in the Northgate Conference Call by calling (416) 695-6140 or toll free in North America at 1 (888) 789-0150 with reservation number T444845S. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing (416) 695-5799 or 1 (800) 293-6751 with reservation number 4845.

*******

Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

This press release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2002 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2002 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Terry A. Lyons	Mr. Ken G. Stowe
Chairman	President and Chief Executive Officer
604-688-4435	416-359-2423

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	September 30	December 31
	2003	2002
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$7,787	$4,401
Concentrate settlements and other receivables	13,821	13,982
Inventories	8,635	7,652
	30,243	26,035

Other assets	11,861	11,215
Mineral property, plant and equipment	191,584	198,481
	$233,688	$235,731

LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,755	$15,655
Current portion of capital lease obligations	3,344	2,675
Current portion of long-term debt	11,250	9,000
	28,349	27,330

Capital lease obligations	10,543	9,871
Long-term debt	46,500	55,500
Provision for site closure and reclamation	12,272	10,298
	97,664	102,999

Non-controlling interest	—	3,393

Shareholders' equity (note 2)	136,024	129,339
	$233,688	$235,731

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2003	2002	2003	2002
REVENUE	$38,261	$27,970	$94,742	$80,667
Operating costs	20,220	18,527	62,766	58,232
Administrative and general	863	326	2,971	1,110
	21,083	18,853	65,737	59,342
Earnings before interest, taxes, depreciation
and depletion and other	17,178	9,117	29,005	21,325
Other expenses:
Depreciation and depletion	7,363	4,379	23,333	17,210
Net interest	1,139	1,152	3,007	4,380
Exploration	1,436	2,469	3,288	3,255
Currency translation losses (gains)	(261)	(289)	(946)	1,010
Mining and capital taxes	451	428	952	956
Non-controlling interest	—	1	19	(690)
	10,128	8,140	29,653	26,121
Earnings (loss) before the following items:	7,050	977	(648)	(4,796)
Loss on settlement of gold forward
sales contracts	—	—	—	9,839
Other income	—	—	193	—
Earnings (loss) for the period	$7,050	$977	$(455)	$(14,635)
Earnings (loss) per share - basic and diluted	$0.04	$0.01	$(0.00)	$(0.17)
Weighted average shares outstanding:
Basic	198,594,398	190,551,115	197,367,636	100,711,820
Diluted	199,981,944	191,445,831	198,505,676	101,726,311

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars) (unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2003	2002	2003	2002
Retained earnings (deficit) at beginning of
period, as previously reported	$(56,027)	$(36,610)	$(48,486)	$(31,640)
Adjustment for retroactive change in
accounting for stock-based
compensation (note 2(b))	—	—	(36)	—
Retained earnings (deficit) at beginning of
period, as restated	(56,027)	(36,610)	(48,522)	(31,640)
Earnings (loss) for the period	7,050	977	(455)	(14,635)
Dividends on preferred shares	—	(1,166)	—	(1,166)
Interest on capital securities	—	—	—	(1,437)
Retained earnings (deficit) at end of period	$(48,977)	$(36,799)	$(48,977)	$(48,878)

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars) (unaudited)
	Three months ended Sept. 30		Nine months ended Sept. 30
	2003	2002	2003	2002
CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the period	$7,050	$982	$(455)	$(14,599)
Non-cash items:
Depreciation and depletion	7,363	4,379	23,333	17,210
Non-controlling interest	—	1	19	(690)
Unrealized currency translation losses (gains)	(14)	(114)	405	212
Accrual for site closure and reclamation	68	27	214	112
Amortization of deferred financing charges	220	119	640	353
Stock-based compensation	10	—	247	—
	14,697	5,394	24,403	2,598

Changes in non-cash operating working capital:
Concentrate settlements and other receivables	(3,528)	(3,903)	161	691
Inventories	1,554	6,867	(983)	905
Accounts payable and accrual liabilities	(173)	(2,546)	(1,900)	2,203
	12,550	5,812	21,681	6,397
Investments
Other assets	—	(3)	71	(9)
Additions to mineral property, plant and equipment	(5,206)	(5,958)	(13,059)	(17,228)
	(5,206)	(5,961)	(12,988)	(17,237)
Financing
Repayment of capital lease obligations	(866)	(710)	(2,367)	(1,795)
Capital lease financing	—	—	3,708	—
Repayment of debt	(2,250)	(4,848)	(10,493)	(74,985)
Issuance of debt	—	3,355	3,743	12,734
Issuance of preferred shares	—	—	—	56,475
Dividends on preferred shares	—	—	—	(1,166)
Issuance of common shares, net of share
issuance costs	95	(168)	102	107,997
Repayment of capital securities	—	—	—	(88,656)
	(3,021)	(2,371)	(5,307)	10,604
Increase (decrease) in cash and cash equivalents	4,323	(2,520)	3,386	(236)
Cash and cash equivalents at beginning of period	3,464	3,088	4,401	804
Cash and cash equivalents at end of period	$7,787	$568	$7,787	$568
Supplementary information:
Cash paid during the period for:
Interest on capital securities	$—	$—	$—	$14,860
Other interest	$672	$829	$2,175	$17,244
Income taxes	$—	$—	$—	$—
Non cash financing activities:
Issuance of common shares on redemption of
preferred shares	$—	$—	$—	$56,475
Issuance of common shares for acquisition of
non-controlling interest in Kemess Mines Ltd.	$—	$—	$6,790	$—

The accompanying note forms an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2003 and 2002
(Dollar amounts in tables are expressed in thousands of United States dollars) (unaudited)

1. Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements including the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2002 except as disclosed in note 2(b).

Certain of the prior years' comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.Shareholders'Equity

	September 30	December 31
	2003	2002

Common shares (a)	$176,104	$169,212
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	284	36
Retained earnings (deficit)	(48,977)	(48,522)
	$136,024	$129,339

a)       Common shares

	Number of shares	Amount

Balance, December 31, 2002	191,273,615	$169,212

Issued in Q1 2003:
For acquisition of non-controlling interest
in Kemess Mines Ltd.	7,186,000	6,790
Share issuance costs	—	(22)
Issued in Q2 2003:
On exercise of options	74,000	37
Share issuance costs	—	(8)
Issued in Q3 2003:
On exercise of options	145,000	95
Share issuance costs	—	—
Balance, September 30, 2003	198,678,615	$176,104

(b)      Stock-based compensation

During 2003, the Corporation changed its method of accounting for stock-based compensation awards granted to directors and employees. Formerly, the Corporation elected not to follow the fair value method for options granted to directors and employees and accordingly, did not record any stock-based compensation expense in its financial statements because the exercise price is equal to the market price at the date of grant. The Corporation disclosed the fair value of stock-based compensation in the notes to its financial statements. Effective January 1, 2003, the Corporation changed the method of application of its stock-based compensation accounting policy so as to charge the fair value of stock-based compensation awards to compensation expense with a corresponding credit to shareholders' equity under contributed surplus. This change has been applied retroactively and has increased the loss previously reported for the three months ended September 30, 2002 by $5,000, for the nine months ended September 30, 2002 by $36,000 and for the year ended December 31, 2002 by $36,000, with corresponding increases in deficit and fair value of stock options in shareholders' equity as at September 30, 2002 and December 31, 2002.

During the three months ended September 30, 2003, the Corporation granted 50,000 options to employees exercisable at $1.40 for 5 years, during the three months ending June 30, 2003, the Corporation granted 750,000 options to employees exercisable at $1.45 for 5 years and during the three months ended March 31, 2003, the Corporation granted 525,000 options to employees exercisable at $1.84 for 5 years. 20% of these options vested immediately with the balance vesting in equal amounts on the anniversary of the grant dates over the next four years. The fair value of the share options vested in the three months ended September 30, 2003 was $10,000, and for the nine months ended September 30, 2003 was $247,000.

The fair value of share options granted during the first three quarters of 2003 was estimated using the Black-Scholes option pricing model with the following assumptions:

	For Options	For Options	For Options
	Granted in	Granted in	Granted in
	Q1 2003	Q2 2003	Q3 2003
Risk-free interest rate	2.5%	2.5%	2.5%
Annual dividends	—	—	—
Expected stock price volatility	63%	54%	51%
Expected option life	3 years	3 years	3 years

3. Financial Instruments

At September 30, 2003, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 350,000 ounces of gold at an average accumulated price of $304 per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion may be brought and settled into income in 2003 and a portion will eventually be rolled into future years as part of the Corporation's commitments under its project loan. The unrealized loss on these spot deferred contracts at September 30, 2003 was approximately $29,486,000.